UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

1188-550 Burrard Street, Bentall 5

Vancouver, B.C. Canada V6C 2B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Form 6-K of Eldorado Gold Corporation (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-272043) of the Company, as amended or supplemented.

EXHIBIT INDEX

Exhibits

99.1	Consent of Fasken Martineau DuMoulin LLP
99.2	Consent of Blake, Cassels & Graydon LLP

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION (Registrant)

Date: May 30, 2023	By:	/s/ Karen Aram
Karen Aram
Corporate Secretary

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